SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                            ------------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 1)(1)


                             Evolving Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   30049R100
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  May 11, 1998
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [ ]   Rule 13d-1(b)
          [ ]   Rule 13d-1(c)
          [X]   Rule 13d-1(d)

---------------
  (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                           ------------------
CUSIP No. 30049R100                   13G                     Page 2 of 15 Pages
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   1.   NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        MORGAN STANLEY
--------------------------------------------------------------------------------
   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3.   SEC USE ONLY

--------------------------------------------------------------------------------
   4.   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                              5.    SOLE VOTING POWER                       -0-

  NUMBER OF SHARES            --------------------------------------------------
 BENEFICIALLY OWNED           6.    SHARED VOTING POWER              1,201,887
 BY EACH REPORTING
    PERSON WITH               --------------------------------------------------
                              7.    SOLE DISPOSITIVE POWER                  -0-

                              --------------------------------------------------
                              8.    SHARED DISPOSITIVE POWER          1,201,887

--------------------------------------------------------------------------------
   9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,201,887
--------------------------------------------------------------------------------
  10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*                                                      [ ]

--------------------------------------------------------------------------------
  11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        9.0%
--------------------------------------------------------------------------------
  12.   TYPE OF REPORTING PERSON*

        CO, IA
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP No. 30049R100                   13G                     Page 3 of 15 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1.   NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        MORGAN STANLEY VENTURE CAPITAL II, INC.
--------------------------------------------------------------------------------
   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
   3.   SEC USE ONLY

--------------------------------------------------------------------------------
   4.   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                              5.    SOLE VOTING POWER                       -0-

                              --------------------------------------------------
  NUMBER OF SHARES            6.    SHARED VOTING POWER               1,201,887
 BENEFICIALLY OWNED
 BY EACH REPORTING            --------------------------------------------------
    PERSON WITH               7.    SOLE DISPOSITIVE POWER               -0-

                              --------------------------------------------------
                              8.    SHARED DISPOSITIVE POWER          1,201,887

--------------------------------------------------------------------------------
   9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,201,887
--------------------------------------------------------------------------------
  10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*                                                      [ ]
  ------------------------------------------------------------------------------
  11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       9.0%
--------------------------------------------------------------------------------
  12.   TYPE OF REPORTING PERSON*

        CO, IA
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP No. 30049R100                   13G                     Page 4 of 15 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1.   NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        MORGAN STANLEY VENTURE PARTNERS II, L.P.
--------------------------------------------------------------------------------
   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3.   SEC USE ONLY

--------------------------------------------------------------------------------
   4.   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                              5.    SOLE VOTING POWER                       -0-

                              --------------------------------------------------
  NUMBER OF SHARES            6.    SHARED VOTING POWER               1,201,887
 BENEFICIALLY OWNED
 BY EACH REPORTING            --------------------------------------------------
    PERSON WITH               7.    SOLE DISPOSITIVE POWER                  -0-

                              --------------------------------------------------
                              8.    SHARED DISPOSITIVE POWER          1,201,887

--------------------------------------------------------------------------------
   9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,201,887
--------------------------------------------------------------------------------
  10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*                                                      [ ]

--------------------------------------------------------------------------------
  11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        9.0%
--------------------------------------------------------------------------------
  12.   TYPE OF REPORTING PERSON*

        PN, IA
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP No. 30049R100                   13G                     Page 5 of 15 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1.   NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        MORGAN STANLEY VENTURE INVESTORS, L.P.
--------------------------------------------------------------------------------
   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3.   SEC USE ONLY

--------------------------------------------------------------------------------
   4.   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                              5.    SOLE VOTING POWER                       -0-

                              --------------------------------------------------
  NUMBER OF SHARES            6.    SHARED VOTING POWER                 187,571
 BENEFICIALLY OWNED
 BY EACH REPORTING            --------------------------------------------------
    PERSON WITH               7.    SOLE DISPOSITIVE POWER                  -0-

                              --------------------------------------------------
                              8.    SHARED DISPOSITIVE POWER             187,571

--------------------------------------------------------------------------------
   9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        187,571
--------------------------------------------------------------------------------
  10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*                                                      [ ]
--------------------------------------------------------------------------------
  11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        1.4%
--------------------------------------------------------------------------------
  12.   TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP No. 30049R100                   13G                     Page 6 of 15 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1.   NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        MORGAN STANLEY VENTURE CAPITAL FUND II, C.V.
--------------------------------------------------------------------------------
   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3.   SEC USE ONLY

--------------------------------------------------------------------------------
   4.   CITIZENSHIP OR PLACE OF ORGANIZATION

        The Netherlands Antilles
--------------------------------------------------------------------------------
                              5.    SOLE VOTING POWER                       -0-

                              --------------------------------------------------
  NUMBER OF SHARES            6.    SHARED VOTING POWER                 179,973
 BENEFICIALLY OWNED
 BY EACH REPORTING            --------------------------------------------------
    PERSON WITH               7.    SOLE DISPOSITIVE POWER                  -0-

                              --------------------------------------------------
                              8.    SHARED DISPOSITIVE POWER             179,973

--------------------------------------------------------------------------------
   9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        179,973
--------------------------------------------------------------------------------
  10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*                                                      [ ]

--------------------------------------------------------------------------------
  11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        1.4%
--------------------------------------------------------------------------------
  12.   TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP No. 30049R100                   13G                     Page 7 of 15 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1.   NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        MORGAN STANLEY VENTURE CAPITAL FUND II, L.P.
--------------------------------------------------------------------------------
   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3.   SEC USE ONLY

--------------------------------------------------------------------------------
   4.   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                              5.    SOLE VOTING POWER                       -0-

                              --------------------------------------------------
  NUMBER OF SHARES            6.    SHARED VOTING POWER                 722,666
 BENEFICIALLY OWNED
 BY EACH REPORTING            --------------------------------------------------
    PERSON WITH               7.    SOLE DISPOSITIVE POWER                  -0-

                              --------------------------------------------------
                              8.    SHARED DISPOSITIVE POWER            722,666

--------------------------------------------------------------------------------
   9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        722,666
--------------------------------------------------------------------------------
  10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*

--------------------------------------------------------------------------------
  11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        5.4%
--------------------------------------------------------------------------------
  12.   TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).  Name of Issuer:

     Evolving Systems, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

     9777 Mt. Pyramid Court, Englewood, Colorado 80112

Item 2(a).  Name of Person Filing:

     This statement is filed on behalf of the persons identified below. In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), each person filing this statement acknowledges that it is responsible for the completeness and accuracy of the information concerning that person but is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

     Morgan Stanley ("MS")

     Morgan Stanley Venture Capital II, Inc. ("MSVC II, Inc.")

     Morgan Stanley Venture Partners II, L.P. ("MSVP II, L.P.")

     Morgan Stanley Venture Capital Fund II, L.P. ("MSVCF II, L.P.")

     Morgan Stanley Venture Capital Fund II, C.V. ("MSVCF II, C.V.")

     Morgan Stanley Venture Investors, L.P. ("MSVI, L.P.")

Item 2(b).  Address of Principal Business Office or, if None, Residence:

     The address of the principal business office of MS, MSVC II, Inc., MSVP II, L.P., MSVCF II, L.P., MSVCF II, C.V. and MSVI, L.P. is:

     1585 Broadway
     New York, New York 10036

Item 2(c).  Citizenship:

     The citizenship of MS, MSVC II, Inc., MSVP II, L.P., MSVCF II, L.P. and MSVI, L.P. is Delaware. The citizenship of MSVCF II, C.V. is the Netherlands Antilles.

Item 2(d). Title of Class of Securities:

     This statement relates to the Company's Common Stock par value, $0.001 per share (the "Shares").

Item 2(e). CUSIP Number:

     30049R100

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

        (a) [ ]   Broker or dealer registered under Section 15 of the Exchange
                  Act;

        (b) [ ]   Bank as defined in Section 3(a)(6) of the Exchange Act;

        (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;

        (d) [ ] Investment company registered under Section 8 of the Investment Company Act;

        (e) [ ]   An investment adviser in accordance with Rule
                  13d-1(b)(1)(ii)(E);

        (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

        (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

        (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

        (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

        (j) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.   Ownership.

     The filing of this statement should not be construed as an admission by any person that such person is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement, other than the securities set forth opposite such person's name in the table in
Item 4(c) below.

     (a) Amount beneficially owned:

     As of December 31, 2002: (1) MSVCF II, L.P. owned directly 402,213 Shares and warrants to purchase 320,453 Shares; (2) MSVI, L.P. owned directly 104,402 Shares and warrants to purchase 83,169 Shares; (3) MSVCF II, C.V. owned directly 100,135 Shares and warrants to purchase 79,838 Shares; and (4) MSVP II, L.P. owned directly options exercisable for 111,667 Shares.

     MSVP II, L.P. is the general partner of MSVCF II, L.P., MSVCF II, C.V. and MSVI, L.P. (collectively, the "Funds") and, as such, has the power to vote or direct the vote and to dispose or direct the disposition of all of the Shares and warrants held by the Funds. Therefore, MSVP II, L.P. may be deemed to have beneficial ownership of the 606,750

Shares and the warrants to purchase 483,460 Shares held collectively by the Funds and the option exercisable for 11,667 Shares that it owns directly.

     MSVC II, Inc. is the managing general partner of MSVP II, L.P., and, as such, has the power to direct the actions of MSVP II, L.P. MS, as the sole shareholder of MSVC II, Inc., controls the actions of MSVC II, Inc. Therefore, MSVC II, Inc. may be deemed to have beneficial ownership of the 606,750 Shares and the warrants to purchase 483,460 Shares held by the Funds and the options exercisable for 111,667 Shares held by MSVP II, L.P. Therefore, MS may be deemed to have beneficial ownership of the 606,750 Shares and the warrants to purchase 483,460 Shares held collectively by the Funds and the options exercisable for 111,667 Shares held by MSVP II, L.P.

     MS is filing solely in its capacity as parent company of, and indirect beneficial owner of securities held by, one of its business units.

     (b) Percent of class: (1)

     Morgan Stanley                                    9.0% of the Shares

     Morgan Stanley Venture Capital II, Inc.           9.0% of the Shares

     Morgan Stanley Venture Partners II, L.P.          9.0% of the Shares

     Morgan Stanley Venture Investors, L.P.            1.4% of the Shares

     Morgan Stanley Venture Capital Fund II, C.V.      1.4% of the Shares

     Morgan Stanley Venture Capital Fund II, L.P.      5.4% of the Shares
---------------
(1) Based on the 13,296,835 Shares reported to be outstanding as of November 11, 2002 on the Form 10-Q filed with the SEC, for the quarter ended September 30, 2002.

     (c) Number of shares as to which such person has:

                                                                               (iii)                  (iv)
                                  (i)                   (ii)               Sole power to         Shared power to
                          Sole power to vote    Shared power to vote   dispose or to direct   dispose or to direct
                         or to direct the vote  or to direct the vote   the disposition of     the disposition of
                         ---------------------  ---------------------  --------------------   --------------------
Morgan Stanley                   - 0 -                1,201,887                - 0 -                1,201,887

Morgan Stanley Venture           - 0 -                1,201,887                - 0 -                1,201,887
Capital II, Inc.

Morgan Stanley Venture           - 0 -                1,201,887                - 0 -                1,201,887
Partners II, L.P.

Morgan Stanley Venture           - 0 -                 187,571                 - 0 -                 187,571
Investors, L.P.

Morgan Stanley Venture           - 0 -                 179,973                 - 0 -                 179,973
Capital Fund II, C.V.

Morgan Stanley Venture           - 0 -                 722,666                 - 0 -                 722,666
Capital Fund II, L.P.

Item 5.   Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     Not applicable

Item 8.   Identification and Classification of Members of the Group.

     Not applicable

Item 9.   Notice of Dissolution of Group.

     Not applicable

Item 10.  Certifications.

     Not applicable

                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                   Date: February 13, 2003


                                   MORGAN STANLEY

                                   By: /s/ Dennine Bullard
                                       -----------------------------------------
                                       Name:  Dennine Bullard
                                       Title: Authorized Signatory


                                   MORGAN STANLEY VENTURE CAPITAL FUND II, C.V.
                                   By: Morgan Stanley Venture Partners II, L.P.,
                                          its general partner
                                   By: Morgan Stanley Venture Capital II, Inc.
                                          its general partner

                                   By: /s/ Debra Abramovitz
                                       -----------------------------------------
                                       Name:  Debra Abramovitz
                                       Title: Executive Director


                                   MORGAN STANLEY VENTURE INVESTORS, L.P.
                                   By: Morgan Stanley Venture Partners II, L.P. its general partner
                                   By: Morgan Stanley Venture Capital II, Inc.
                                          its general partner

                                   By: /s/ Debra Abramovitz
                                       -----------------------------------------
                                       Name:  Debra Abramovitz
                                       Title: Executive Director


                                   MORGAN STANLEY VENTURE CAPITAL FUND II, L.P.
                                   By: Morgan Stanley Venture Partners II, L.P.,
                                          its general partner
                                   By: Morgan Stanley Venture Capital II, Inc.
                                          its general partner

                                   By: /s/ Debra Abramovitz
                                       -----------------------------------------
                                       Name:  Debra Abramovitz
                                       Title: Executive Director

                                   MORGAN STANLEY VENTURE PARTNERS II, L.P.
                                   By: Morgan Stanley Venture Capital II, Inc.,
                                          its general partner

                                   By: /s/ Debra Abramovitz
                                       -----------------------------------------
                                       Name:  Debra Abramovitz
                                       Title: Executive Director


                                   MORGAN STANLEY VENTURE CAPITAL II, INC.

                                   By: /s/ Debra Abramovitz
                                       -----------------------------------------
                                       Name:  Debra Abramovitz
                                       Title: Executive Director